UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
trivago N.V.
(Name of Issuer)

Class A shares, nominal value of €0.06 per share
(Title of Class of Securities)
89686D 105 (for American Depositary Shares, each representing one Class A Share)
(CUSIP Number)
Peter Vinnemeier
Kesselstraße 5-7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 14, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D/A
Page 2 of 5 Pages

CUSIP No.: 89686D 105 (for American Depositary Shares, each representing one Class A Share)
1.	Name of Reporting Person: Peter Vinnemeier
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 38,610,793(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 38,610,793(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,610,793(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 11.0% (1) (2)
14.	Type of Reporting Person: IN

(1)
Pursuant to the articles of association of the Issuer, each Class B share is convertible into one Class A share of the Issuer at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Class A shares are entitled to one vote per share and Class B shares are entitled to ten votes per share.

(2)	Based upon the total of 350,795,289 of the Issuer’s Class A and Class B shares outstanding as of June 30, 2018.

Item 1. Security and Issuer
This Amendment No. 1 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 13, 2017 (the "Schedule 13D"), relating to the Class A shares of the trivago N.V. (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as amended or supplemented hereby, the information set forth in the Schedule 13D remains unchanged.

Item 1 of the Schedule 13D is amended hereby to replace the information regarding the Issuer's principal executive office:

Schedule 13D/A
Page 3 of 5 Pages

The principal executive office of the Issuer is Kesselstraße 5-7, 40221 Düsseldorf, Federal Republic of Germany.
Item 2. Identity and Background

Item 2, parts (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(b) Principal Business Address. The principal business address of the Reporting Person is c/o trivago N.V., Kesselstraße 5-7, 40221 Düsseldorf, Federal Republic of Germany.
(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such Employment is Conducted. Part-time consultant to the Issuer.
Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:
The Reporting Person is a part-time consultant of the Issuer.
On September 17, 2018, PAR Investment Partners, L.P. (the "Purchaser") purchased 5,500,000 American Depositary Shares, representing an equal number of Class A shares (the "ADSs"), from the Reporting Person pursuant to a Stock Purchase Agreement, dated September 14, 2018 (the "Stock Purchase Agreement"). An additional 1,500,000 ADSs were sold pursuant to the Stock Purchase Agreement to the Purchaser by Malte Siewert, who also serves as a part-time consultant to the Issuer (together with the Reporting Person, the "Selling Shareholders"). The Selling Shareholders sold the ADSs at a price of $4.47 per ADS in a private transaction that was exempt from registration under the U.S. Securities Act of 1933, as amended.  In connection with but prior to the purchase of the ADSs, the Selling Shareholders converted a portion of their Class B Shares, nominal value of €0.60 per share, into Class A Shares, resulting in an increase in the total number of outstanding Class A Shares of 7,000,000 shares. The Purchaser also separately agreed to a six-month lock-up with respect to its purchase of the ADSs.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.
Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)    After the closing of the Transaction, the Reporting Person may be deemed to beneficially own 38,610,793 Class A shares of the Issuer, representing 11.0% of the Issuer's outstanding Class A and Class B shares, based on 350,795,289 Class A and Class B shares of the Issuer outstanding as of June 30, 2018.
(b) The Reporting Person has sole voting and dispositive power with respect to the Class B shares of the Issuer owned by him.
(c) Transactions in the Issuer’s Class A or Class B shares within 60 Days. No other transactions in the Issuer’s Class A or Class B shares have been effected by the Reporting Person within the past 60 days.
(d) Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class B shares held in the name of the Reporting Person and reported herein.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented with the following information:

Item 4 summarizes certain provisions of the Stock Purchase Agreement and is incorporated herein by reference. A copy of the Stock Purchase Agreement is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Schedule 13D/A
Page 4 of 5 Pages

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit No.	Description
99.5	Stock Purchase Agreement by and between PAR Investment Partners, L.P., Malte Siewert and Peter Vinnemeier, dated September 17, 2018

Schedule 13D/A
Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2018

/s/ Peter Vinnemeier
Peter Vinnemeier